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                                 November 26, 1997

                                   EXHIBIT EX-8
                              OPINION RE TAX MATTERS

Securities and Exchange Commission
Washington, D.C. 20549

INVESTORS REAL ESTATE TRUST - FORM S-11 DATED NOVEMBER 26, 1997 - TAX MATTERS

In connection with the filing of the above described Form S-11 by Investors Real Estate Trust, we advise you that we have prepared the section of the Prospectus entitled "Tax Treatments of the Trust and Its Security Holders", including the following subcategories: Federal Income Tax, North Dakota Income Tax, Taxation of the Trust's Shareholders, Taxation of Tex-Exempt Shareholders, Tax Considerations for Foreign Investors, Backup Withholding, State and Local Taxes, Other Tax Considerations, Tax Aspects of the Operating Partnership, Classification as a Partnership and Income Taxation of the operating Partnership and Its Partners.

In connection with the preparation of said portion of the filing, we have examined and are familiar with the originals of all documents, trust records and other instruments relating to the organization and operation of Investors Real Estate Trust, IRET Properties, a North Dakota Limited Partnership, and all other related entities described in the filing.

In addition, we have reviewed all applicable provisions of the Internal Revenue Code, the regulations issued thereunder and, where appropriate, revenue rulings, federal and state court decisions and such other materials as we deemed necessary and relevant to the matters being opined upon.

The conclusions and statements made in the above described portions of the S-11 filing represent our opinions on such matters and have been set forth with our knowledge and consent. The above portions of the Prospectus are hereby incorporated by reference.

PRINGLE & HERIGSTAD, P.C.


By /s/ THOMAS A. WENTZ, JR.
  --------------------------------
  Thomas A.  Wentz, Jr.


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